SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                              For October 15, 2001


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



                Unit 1106-1110, 11F.,Star House 3 Salisbury Road
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F  X    Form 40-F
                                 ---             ---

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes        No  X
                                  ---       ---

                      BONSO ELECTRONICS EXTENDS EXPIRATION
                          DATE OF WARRANTS BY ONE YEAR
                          ----------------------------

     HONG KONG, October 15, 2001 - Bonso Electronics International Inc. (NASDAQ:BNSO) today announced a one year extension of the expiration date of common stock purchase warrants issued to shareholders of record on January 19, 2000. The new expiration date is December 31, 2002.

     The 2,174,403 warrants, originally scheduled to expire on December 31, 2001, were issued as a dividend to shareholders. Each two warrants are exercisable to purchase one share of Bonso common stock at a price of $17.50 per share. If fully exercised, the number of outstanding shares of common stock will be increased by 1,087,201 over the 5,601,859 shares presently outstanding.

     Bonso shares were sold at $16.56 on the date prior to registration of the warrants, according to NASDAQ records, but the market price has dropped considerably since that time despite a 92 percent increase in revenues and a 361 percent increase in net income in fiscal 2001 over fiscal 2000, according to Anthony So, Bonso chairman, president and CEO. "The Board of Directors has elected to extend the exercise date in anticipation of a market correction in the public valuation of Bonso shares," Mr. So said.

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltawaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

Contact:
                      Bonso Electronics International Inc.
                      ------------------------------------
USA Contact:
George O'Leary--949-760-9611
Fax --949-760-9607
Hong Kong Contact:
Cathy Pang--011-852-2605-5822
Fax --011-852-2691-1724

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: October 17, 2001                   By: /s/  Henry F. Schlueter
      ----------------                   ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary